Exhibit 99.20

Intermap Announces 42% Revenue Growth in the First Quarter

Recurring revenue represented 51% of total revenue and 72% of commercial revenue

First payments have been received for the Indonesian mapping program

Affirming 2024 projections of $16-18 million in revenue with EBITDA margin of approximately 25%

DENVER, May 09, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced 42% revenue growth in the first quarter of 2024. For the period ending March 31, 2024, the Company reported revenue of $1.7 million, compared with $1.2 million for the fourth quarter of 2023. Additionally, deferred revenue increased by $2.6 million, driven primarily by the receipt of initial payments from the Indonesian government. Adjusted for upfront payments, which were invested to upgrade Intermap’s sensor, processing and airborne platforms, revenue and incremental deferred revenue of $2.6 million (totaling $4.3 million) was up 154% compared with the first quarter of 2023. For IFRS reporting, deferred revenue represents cash payments from customers that are recognized in the P&L over time as program costs are incurred.

Intermap will be building world-class geospatial foundation data for Indonesia, built to unprecedented specifications for country- scale mapping, including a 3D elevation model posted at 0.50 meters CE95, orthorectified ground-true imagery collected at up to 10 cm resolution, a seamless mosaic for the Island of Sulawesi, supported by high-resolution, bare-earth foundation data, collected through triple canopy jungle foliage with Intermap’s proprietary, Lear-jet mounted, IFSAR and FOPEN sensors and patented convergence models. Following a successful capital upgrade and certification of its sensor payload and airborne platform to meet stringent geospatial data specifications in Indonesia, total assets increased by $1.7 million to $6.2 million.

Cash and accounts receivable improved to $2.6 million. Intermap’s adjusted net working capital improved to $0.7 million from a deficit of $0.8 million at December 31, 2023, excluding longer-term, restructuring-related, non-operating liabilities. Cash milestone payments for Indonesia are heavily weighted towards finished product deliveries during the second half of 2024. The Company expects to recognize approximately 60% of its Indonesian revenue while its airborne platform is deployed to collect data, during the second and third quarters of 2024. Accordingly, Intermap expects to draw $1.9 million of incremental working capital to fund airborne and field operations and data processing. Liquidity will be provided through a combination of funds from operations, milestone acceleration, partner advances or equity issuance, as needed.

Acquisition Services revenue in the first quarter totaled $0.5 million, compared with NIL last year, as the Company started to perform pre-deployment activities for its program in Indonesia. Last year, Intermap experienced a delay in the award of key government contracts, reducing its revenue from government customers. With this initial Sulawesi contract, representing approximately 10% of Indonesia’s land mass, Intermap is establishing the foundation for a successful execution and seamless transition to mapping the entire country of Indonesia through 2028, building a strategic national digital infrastructure that supports economic growth and commercial applications. In addition to Indonesia, the Company’s government segment is off to a strong start in 2024. Subsequent to the quarter end, Intermap has secured major new contracts in Malaysia, Malawi, India and Greece. This rapid growth reflects strong demand for precise 3D geospatial elevation data in the region and signals promising opportunities for new government contracts and the expansion of existing contracts. Intermap anticipates further wins during 2024 throughout Southeast Asia to fulfill government strategic data infrastructure requirements.

In the first quarter, software and solutions revenue totaled $0.9 million, an 8% increase over the previous quarter. The recurring revenue in this segment represented 56% of total revenue. In the U.S., InsitePro® software subscription revenue represented 68% of total software and solutions revenue. The Company projects its insurance business to continue growing at a CAGR of more than 20% over the next few years. Other first quarter highlights include:

●	Winning a $20 million contract to map the Island of Sulawesi, Indonesia
●	Winning a $1 million contract in Malaysia for water resources management
●	Winning more than $1 million in U.S. and European insurance business
●	Winning two new infrastructure projects leveraging AI/ML capabilities in Greece and Malawi

Intermap affirms its 2024 guidance for revenue in the range of $16-18 million and adjusted EBITDA margin of approximately 25%. The primary risk factor to this guidance is the Indonesian government’s ability to secure necessary permits on schedule and in a timely manner. Permitting remains on track and Intermap has completed its pre-deployment mobilization and sensor upgrades and expects to deploy its airborne platform and commence field operations by the end of May 2024.

“Intermap is focused on leveraging our unique data and infrastructure to win and execute large, multiyear government and commercial contracts, then provide our customers with multiyear subscription opportunities that further extend their own capabilities and increase the value of their strategic geospatial data investments,” said Patrick A. Blott, Intermap Chairman and CEO. “Our commercial software and data subscription revenue continue to demonstrate the value of this business model and grow with renewals and upsells. We have created a solid foundation in key markets for sustainable growth with high margins. Our advanced AI/ML technology and processing infrastructure, which run on top of the world’s largest multi-sensor elevation data archive to train algorithms, enable us to deliver unique insights with unprecedented resolution, scale, quality and speed.”

The Company’s consolidated financial statements for the quarter ended March 31, 2024, along with management’s discussion and analysis for the corresponding period and related management certifications for first quarter financial results will be filed on SEDAR+ at www.sedarplus.ca on May 15, 2024.

Reconciliation of Non-GAAP measures

Adjusted working capital is not a recognized performance measure under IFRS and does not have a standardized meaning prescribed by IFRS. The term working capital is defined as current assets less current liabilities. Adjusted working capital is included as a supplemental disclosure because management believes that such measurement provides a better assessment of the Company’s operations on a continuing basis by eliminating certain non-operating liabilities that are nonrecurring. A reconciliation to Adjusted working capital is provided in the table below.

	March 31,	December 31,
US$s in millions	2024	2023
Current assets	3.0	1.3
Current liabilities	9.7	7.0
Working capital	(6.7)	(5.7)

Adjustments for non-operating items
Longer-term, restructuring-related, non-operating payables	1.0	1.0
Employee bonus accrual from 2018	0.6	0.7
Accrued directors compensation	0.6	0.6
Unearned revenue	5.2	2.6

Adjusted working capital	0.7	(0.8)

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue projections or revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955